UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010.

Commission File Number 000-53879

COUGAR OIL AND GAS CANADA INC.
(Translation of registrant’s name into English)

833 4th Avenue S.W. Calgary, Alberta T2P 3T5 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                  .

A)  On July 12, 2010, Cougar Oil and Gas Canada Inc. issued the following press release:

Jul 12, 2010 02:10 ET
Cougar Oil and Gas Canada Inc. Increases Trout Core Land Position by 55%

CALGARY, ALBERTA--(Marketwire - July 12, 2010) - Cougar Oil and Gas Canada Inc. ("Cougar Canada" or the "Corporation") (OTCBB:COUGF) is pleased to announce the successful acquisition of 2,176 hectares or 5,377 acres of mineral rights at the recent July 7 Alberta provincial land sale.

These leases (mineral rights) are located immediately adjacent to Cougar Canada's existing Trout leases and are all within the identified Trout Core area. The Corporation now holds approximately 15,000 acres of provincial mineral rights.

The lease types are a standard provincial 5 year Petroleum and Natural Gas lease including all formations from surface to basement. These leases will also benefit from the recently announced Alberta royalty incentives, which include a 5% New Well Royalty Rate for the first year of production.

Mr. William Tighe, Chief Executive Officer for Cougar Canada, stated, "We are pleased that Cougar Canada was able to successfully acquire this additional land to continue the development of our Trout Core production area. These parcels were nominated for the sale based on our extensive geological mapping and evaluation of the regional production trends. We will be including this land in our ongoing development operations which is planned to include additional 2D and 3D seismic and vertical and horizontal drilling operations."

About Cougar Oil and Gas Canada Inc.:

Cougar Oil and Gas Canada Inc. (OTCBB:COUGF) is based in Calgary, Alberta, Canada and a publicly traded oil and gas exploration and production company. The focus is on the exploration and development of Canadian based onshore oil and gas properties. The current projects are Lucy in the Horn River Basin in northeast British Columbia and CREEnergy Joint Venture and area projects located in north central Alberta.

Additional information is at http://www.cougarenergyoilandgascanadainc.com.

Forward-looking Statements: This press release contains forward-looking statements. The words or phrases "would be," "will" "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," or similar expressions are intended to identify "forward-looking statements". The Company's business is subject to various other risks and uncertainties, which may be described in its corporate filings (www.sec.gov). Statements made herein are as of the date of this press release and should not be relied upon as of any subsequent date. The Company cautions readers not to place reliance on such statements. Cougar Oil and Gas Canada Inc. undertakes no obligation to update or publicly revise forward looking statements or information unless so required by applicable securities laws.

For more information, please contact
Cougar Oil and Gas Canada Inc.
Investor Relations: TC Capital
+1(403) 238-8813 (during market hours)
info@cougarenergyoilandgascanadainc.com
www.cougarenergyoilandgascanadainc.com
www.cougarenergyinc.com

B)  Cougar Oil and Gas Canada Inc. has changed its transfer agent to StockTrans, Inc. which has a mailing address at 44 West Lancaster Ave., Ardmore, PA 19003 and a business telephone number of 610-649-7300.  Shareholders do not need to take any action with respect to currently outstanding stock certificates, which will remain valid.  In the future, however, stockholders should contact StockTrans, Inc. for transfers and other questions about their stock certificates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COUGAR OIL AND GAS CANADA INC.

Date: July14, 2010	By: /s/ William S. Tighe
	Name:	William S. Tighe
	Title:	Chairman of the Board